 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number:  001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company"), dated November 7, 2011, announcing the Company's dividend and financial results for the third quarter of 2011.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009 and Form F-3ASR (Registration No. 333-158212) filed on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: November 7, 2011	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tankers' 3Q2011 Report. Dividend Maintained. The Company Announces Dividend for the 57th Consecutive Quarter since the Autumn of 1997.

Hamilton, Bermuda, November 7, 2011

Nordic American Tankers Limited ("NAT" or "the Company") today announced that it has declared a dividend of $0.30 per share for 3Q2011. Because of the weak tanker market during 3Q2011, the operating cash flow was negative. NAT believes paying dividend is in the best interest of the Company and its shareholders. NAT maintained the dividend at the same level as for the first two quarters of 2011.  The Company is in a strong financial position and should be differentiated from shipping companies with weak balance sheets. Going into October and November, the market has improved and at this time it seems as 4Q2011 will show an improvement on 3Q2011. This again shows how the market may change quickly and unexpectedly.

The Company will pay the dividend on or about December 2nd, 2011 to shareholders of record as of November 23rd, 2011. Starting in the fall of 1997, when NAT began its operations, the company has paid a quarterly dividend for 57 consecutive quarters. Including the dividend for 3Q2011, the total dividend payment over this period amounts to $42.74 per share.

Due to the Company's strong balance sheet, and the availability of liquidity in the form of undrawn amounts under the credit line, we are in a position to support our shareholders and pay a higher dividend than the cash flow itself would warrant without unduly increasing the financial risk of NAT. Our dividend policy reflects the particular desire of the Board and management to support shareholders in periods when the tanker market is soft.

During the fourth quarter of 2010 our operating fleet stood at 15 vessels. Now, the Company has 19 trading vessels, increasing our fleet by 27% in less than a year and thus substantially bolstering our earnings and dividend capacity. In addition the second Samsung newbuilding, the Nordic Zenith, is expected to be delivered to us tomorrow. The Company remains committed to its strategy of accretive growth combined with a strong balance sheet.

Key points to consider:

•	The Board has declared a dividend of $0.30 per share for 3Q2011, the same as for 2Q2011.

•	Earnings per share in 3Q2011 were -$0.46 compared with -$0.21 in 2Q2011.

•	In 3Q2011 the total off hire (out of service) was 46 days for the entire trading fleet. A substantial portion of this off hire is related to installation of fuel efficiency equipment.

•	The first of the two newbuildings from Samsung, the Nordic Breeze, was delivered to us August 24. The second vessel, the Nordic Zenith, will be delivered to us tomorrow.

•	On September 22, the Company took over the Nordic Aurora, a suezmax tanker that NAT agreed to acquire in early September 2011.

•	We continue to focus on cost efficiency - both in administration and onboard our vessels. The average daily operating costs per vessel were lower in 3Q2011 than the average in 2010.

•	The Company does not engage in any type of derivatives.

•
The spot market rates achieved in the third quarter were in the same range as the average Imarex rates for the quarter. Imarex is a good indication for the level of the tanker market.  In October the suezmax tanker spot rates increased significantly and have thereafter fallen back.

•	Economic development in Asia remains strong while Europe and the US show sluggish growth.

Financial Information

The Board has declared a dividend of $0.30 per share for 3Q2011 to shareholders of record as of November 23, 2011 which is the same as for the two first quarters of 2011. The dividend for the third quarter of 2010 was $0.25 per share. The average number of shares outstanding for the third quarter of 2011 was 47,270,630.

Earnings per share in 3Q2011 were -$0.46 per share compared to -$0.21 per share in 2Q2011. The Company's operating cash flow[1] was -$5.5m for 3Q2011, compared with $7.7m for 2Q2011. We have debited the G&A accounts for the 3Q2011 with $0.5m being legal fees incurred in the arbitration case involving the Nordic Galaxy.

We continue to concentrate on keeping our vessel operating costs low, while always maintaining our commitment to safe vessel operations. We pay special attention to the cost synergies of operating a homogenous fleet that consists only of double hull suezmaxes.  As we expand our fleet, we do not anticipate our administrative costs to rise at the same rate as our expansion.

As a general guideline, NAT does not accumulate cash in the Company as all cash generated after expenses is paid out as dividend to shareholders. If the cash break-even rate is not reached the shortfall will be covered by the credit line. We cover the dividend from the existing resources of the Company. NAT has a low cash break-even level. The break-even rate is the amount of average daily revenue our vessels would need to earn in the spot tanker market in order to cover our vessel operating expenses, general and administrative expenses, interest expense and other financial charges.

The Company will continue to keep a strong balance sheet with little net debt.

The Company is also in a good position to take advantage of prospective strong shipping markets, which will quickly translate into increased dividend payouts. The table indicates the annual dividend per share in various market scenarios, based on our fleet of 20 vessels.

R.S. Platou Economic Research a.s. reports that during seven of the last 11 years, up to the end of 3Q2011, tanker rates have averaged about $40,000 per day per vessel or more.  This is reflected in the graph shown later in this report. As a matter of policy the Company does not attempt to predict future spot rates.

Prices for second hand tankers have softened as indicated by our last acquisition in September 2011.  Should this trend continue, we will be in a position to buy additional vessels at advantageous prices when the time is right. Such acquisitions would increase the dividend capacity of the Company. It is a prerequisite for any expansion of the fleet that the dividend and earnings capacity per share increase. NAT is in no rush to expand.

Our primary objective is to enhance total return2 for our shareholders, including maximizing our quarterly dividend.

1 Operating cash flow is a non-GAAP number.  Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.
2 Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock

At the time of this report, the Company has net debt of $122m for the whole fleet ($6.1m per vessel) and has a revolving credit facility of $500m. To fund working capital requirement and to pay for the newbuildings delivered to our company this year, $210m have been drawn. The three newbuildings received in the period December 2010 up to November 2011 have a total cost of about $220m.

The $500m credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.  We believe the Company is an attractive borrower in the eyes of the banks.

The tightened terms of commercial bank financing and higher margins on shipping loans are challenging for shipping companies that are highly leveraged. By having little net debt, NAT is better positioned to navigate the financial seas, and we believe this is in the best interests of our shareholders.

For further details on our financial position for 3Q2011, 2Q2011 and 3Q2010, please see later in this release.

The Fleet

The Company has a fleet of 20 vessels including one newbuilding for delivery tomorrow. By way of comparison, in the autumn of 2004, the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. At the end of 2009 and 2010 we had 15 vessels in operation.  Please see the fleet list below. We expect that the expansion process will continue over time and that more vessels will be added to our fleet. Our vessels are employed in the spot market.

Vessel	Dwt	Vessel	Dwt
Nordic Harrier	151,475	Nordic Moon	159,999
Nordic Hawk	151,475	Nordic Apollo	159,999
Nordic Hunter	151,400	Nordic Sprite	147,188
Nordic Voyager	149,591	Nordic Grace	149,921
Nordic Fighter	153,328	Nordic Mistral	164,236
Nordic Freedom	163,455	Nordic Passat	164,274
Nordic Discovery	153,328	Nordic Vega	163,000
Nordic Saturn	157,332	Nordic Breeze	158,000
Nordic Jupiter	157,411	Nordic Aurora	147,262
Nordic Cosmos	159,998	Nordic Zenith	158,000 Expected delivery Nov. 8

		Total dwt	3,120,672

The Nordic Harrier (previously named Gulf Scandic) was redelivered to the Company last October from its charterer, Gulf Navigation, and went directly into drydock for repairs.  The ship had been operated by the charterers since the autumn of 2004.  The drydock period lasted until the end of April 2011. Thereafter, the vessel is trading in the spot tanker market. The vessel had not been technically operated according to sound maintenance practices by the charterer, and its condition on redelivery to us was far below the contractual obligation of the charterer.  Therefore, NAT has a claim against the charterer for drydocking and other costs that the charterer is obligated to cover under the bareboat charter.  We have not been able to reach an agreement with Gulf Navigation and the matter is now in arbitration.

The arbitration procedures associated with the newbuilding Nordic Galaxy are expected to be finished by the end of this year. Irrespective of the outcome of the arbitration, NAT will receive a minimum of about $15m in cash from the seller.

 On a 50/50 basis together with Frontline we have established the Orion Tankers pool, a co-op that we expect to be operational by the end of the year. This specialist suezmax pool with 29 double hull suezmaxes at the outset is expected to enhance customer service and reduce costs. During the fourth quarter of 2011 NAT will leave the Gemini pool. This changeover will bring us closer to the commercial operations and will not result in any disruption.

We continue to focus on the high technical quality of our fleet, a requirement in tanker operations. Total off hire (out of service) for 3Q2011 was 46 days for our trading.  For the first three quarters of 2011, off hire was about 1.2% for the whole fleet, resulting in a utilization of 98.8%.

World Economy and the Tanker Market

The outlook for the world economy is uncertain. Seaborne imports of crude oil into the US are still at a low level. Unemployment is a particular worry in the USA. The European economies are struggling with particular problems in the banking sector.  The economies of the Far East generally show continuing growth, which is positive for the tanker industry.  Chinese crude oil imports increased 4% in the period January – September 2011 compared to the same period of 2010. At the current pace, annual crude imports into China will total a new record high. Tanker market rates are also affected by newbuildings that enter the markets, increasing the supply of vessels.   As a matter of policy the Company does not attempt to predict future spot rates.

The average daily gross rate for our spot vessels was about $8,000 per day during 3Q2011 compared with a gross rate of $16,600 per day during 2Q2011. In a low spot market vessels may be waiting to get a cargo, while in a more robust market environment waiting days are minimized.

In a weak tanker market the speed of our vessels is much lower on the ballast voyages than in a stronger market.  To save bunkers some vessels go as low as about 8 knots in ballast depending upon the technical features of the vessels. We have installed fuel saving equipment on our vessels.

The graph above shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s.  The daily rates as reported by shipbrokers and by Imarex may vary significantly from the actual rates we achieve in the market, but these rates are in general an indication of the level of the market and its direction.  In any analysis of the tanker industry, the direction of the global economy is always the biggest imponderable.

Corporate Governance/Conflict of Interests

In the fall of 2010 the New York Stock Exchange Commission presented its final report on corporate governance. The Commission achieved consensus on 10 core principles. These principles include a) building long-term sustainable growth in shareholder value for the corporation as the board's fundamental objective, b) the critical role of management in establishing proper corporate governance, c) good corporate governance should be integrated with the company's business strategy and objectives and d) transparency for corporations and investors, sound disclosure policies and communication beyond disclosure. We believe the principles presented are essential elements of good corporate governance and the Company is in compliance with these principles.

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  Interests must be aligned.  We will work to ensure that transactions with affiliates and/or related parties are transparent.

Strategy going forward

Our objective is to have a strategy that is flexible and has benefits in both a strong tanker market and a weak one.  If the market improves, higher earnings and dividends can be expected.  If the market is weaker, dividends will be lower. However, if rates remain low, the Company is in a position to buy vessels inexpensively by historical standards. The Company is able to improve its relative position in a weak market and thus is able to reap the benefits of a stronger environment thereafter.

After an acquisition of vessels or other forms of expansion, the Company should be able to pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

Our full dividend payout policy will continue to enable us to achieve a competitive, risk adjusted cash yield over time compared with that of other tanker companies.

NAT is firmly committed to protecting its underlying earnings and dividend potential.

Our Company is well positioned in this marketplace. We shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate, predictable and transparent way.

We encourage investors who seek exposure to the tanker sector and who value dividends to review our company and its performance.

* * * * *

NORDIC AMERICAN TANKERS LIMITED
Amounts in USD '000

CONDENSED STATEMENTS	Three Months Ended			Nine Months Ended
OF OPERATION	Sep. 30, 2011	Jun. 30, 2011	Sep. 30, 2010	Sep. 30, 2011	Sep. 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Voyage Revenue	11,243	23,835	25,540	60,610	105,951
Vessel Operating Expenses	(13,847)	(13,116)	(11,939)	(39,467)	(35,263)
General and Administrative Expenses	(2,826)*	(4,184)*	(2,863)*	(10,607)**	(10,612)**
Depreciation Expenses	(15,467)	(16,117)	(15,857)	(47,587)	(46,846)
Operating Expenses	(32,140)	(33,417)	(30,659)	(97,661)	(92,721)
Net Operating Income (Loss)	(20,897)	(9,582)	(5,119)	(37,051)	13,230
Interest Income	0	0	210	1	564
Interest Expense	(498)	(406)	(523)	(1,303)	(1,568)
Other Financial Income (Expense)	(323)	(12)	15	(337)	(195)
Total Other Expenses	(821)	(418)	(298)	(1,639)	(1,199)
Net Income (Loss)	(21,718)	(10,000)	(5,417)	(38,690)	12,031
Basic Earnings per Shares	(0,46)	(0,21)	(0,12)	(0,82)	0,26
Basic Weighted Average Number of
Common Shares Outstanding	47,270,630	47,160,298	46,898,782	47,111,266	46,434,552
Common Shares Outstanding	47,298,782	47,224,782	46,898,782	47,298,782	46,898,782

*)
The G&A for the three months ended Sep. 30, 2011, June 30, 2011 and Sep. 30, 2010 include non-cash charges of -$0.03m, 1.1m, and $ 0.5m respectively which are charges related to share based compensation and pension cost.

**)	The G&A for the nine months ended Sep 30, 2011 and Sep 30, 2010 include non-cash charges of $2.2m and $ 3.4m which are charges related to share based compensation and pension cost.

CONDENSED BALANCE SHEETS	Sep. 30, 2011 (unaudited)	Sep. 30, 2010 (unaudited)	Dec. 31, 2010
Cash and Cash Equivalents	10,954	54,087	17,221
Accounts Receivable	14,332	13,058	11,046
Working Capital, Cooperative arrangements	28,600	0	0
Prepaid Expenses and Other Current Assets	48,906	81,633	43,376
Vessels, Net	1,008,101	908,185	988,263
Other Non-current Assets	653	21,634	23,177
Total Assets	1,111,546	1,078,597	1,083,083
Accounts Payable	3,886	1,637	2,934
Accrued liabilities	13,101	3,241	4,060
Long-term Debt	170,000	50,000	75,000
Deferred Compensation Liability	9,398	6,199	8,134
Shareholders' Equity	915,161	1,017,520	992,955
Total Liablilities and Shareholders' Equity	1,111,546	1,078,597	1,083,083

NORDIC AMERICAN TANKERS LIMITED
Amounts in USD '000

	Nine Months Ended		Twelve Months Ended
CONDENSED STATEMENTS OF CASH FLOW	Sep. 30, 2011 (unaudited)	Sep. 30, 2010 (unaudited)	Dec. 31, 2010
Net Cash Provided by (Used in) Operating Activities	(710)	55,025	57,752
Investment in Vessels	(60,475)	(47 663)	(202,810)
Advanced payments related to Newbuildings	0	(102,279)	0
Net cash Used in Investing Activitites	(60,475)	(149,942)	(202,810)
Proceeds from Issuance of Common Stock	0	136,511	136,510
Proceeds from Use of Credit Facility	95,000	200,000	225,000
Repayments on Credit Facility	0	(150,000)	(150,000)
Dividends Paid	(40,082)	(68,003)	(79,728)
Net Cash Provided by (Used In) Financing Activities	54,918	118,508	131,783
Net Increase (Decrease) in Cash and Cash Equivalents	(6,267)	23,591	(13,275)
Cash and Cash Equivalents at Beginning of Period	17,221	30,496	30,496
Cash and Cash Equivalents at End of Period	10,954	54,087	17,221

NORDIC AMERICAN TANKERS LIMITED

Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

	Three Months Ended			Nine Months Ended
	Sep. 30, 2011 (unaudited)	June 30, 2011 (unaudited)	Sep. 30, 2010 (unaudited)	Sep. 30, 2011 (unaudited)	Sep. 30, 2010 (unaudited)
Voyage Revenues	16,172	26,057	25,540	70,158	105,951
Voyage Expenses	(4, 929)	(2,222)	0	(9,548)	0
Net Voyage Revenues (1)	11,243	23,835	25,540	60,610	105,951

Three Months Ended
	Sep. 30, 2011 (unaudited)	June 30, 2011 (unaudited	Sep. 30, 2010 (unaudited)
Net Operating Income	(20,897)	(9,582)	(5,119)
Depreciation Expense	15,467	16,117	15,857
Share Based Compensation and Pension Cost	(34)	1,125	500
Operating Cash Flow (2)	(5,464)	7,660	11,238

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States,

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd.
Manager for:
Nordic American Tankers Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, United Kingdom
Nordic American Tankers Limited
Tel: + 44 20 31 78 58 20   or + 44 78 27 92 94 11

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tankers Limited
Tel:  +1 866 805 9504 or + 47 901 46 291